ENEL.COM — Endesa Offer Section

1) Disclaimer
Home» Endesa Offer
On July 30, 2007, ENEL S.p.A., through its wholly owned subsidiary Enel Energy Europe S.r.L., and Acciona, S.A. filed a joint tender offer statement on Schedule TO regarding their tender offer for ordinary shares and ADSs of Endesa, S.A. with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. The Spanish tender offer statement and certain complementary information were authorized in Spain by the Comisión Nacional del Mercado de Valores. Investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents filed by ENEL, S.p.A. and Acciona, S.A. with the U.S. Securities and Exchange Commission on its web site at www.sec.gov, and may obtain a free copy of the Spanish tender offer statement from the Spanish Stock Exchanges and on the web site of the Comisión Nacional del Mercado de Valores at www.cnmv.es. The U.S. and Spanish tender offer statements may also be obtained for free from Enel’s web site at www.enel.com. The U.S. and Spanish tender offer statements and other complementary documents may also be obtained for free at Enel’s registered office and from Georgeson by directing a request to 17 State Street, 10th Floor, New York, NY 10004, United States of America. The availability of the tender offer to Endesa, S.A. shareholders who are not resident in and citizens of Spain or the United States may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions.
ENEL S.p.A., Enel Energy Europe S.r.L., and their affiliates and agents may purchase or arrange to purchase securities of Endesa, S.A. outside of any tender offer they may make for such securities, but only if permitted to do so by the laws and regulations of Spain (including receipt of approval by the Comisión Nacional del Mercado de Valores of any such purchase or arrangement to purchase, if required by such laws and regulations). In connection with any such purchase or arrangement to purchase, ENEL S.p.A. and Enel Energy Europe S.r.L. will disseminate information regarding any such purchase or arrangement to purchase by filing a current report (hecho relevante) with the Comisión Nacional del Mercado de Valores, an English translation of which will be filed with the U.S. Securities and Exchange Commission and ENEL S.p.A., Enel Energy Europe S.r.L., and their affiliates and agents will rely on, and comply with the other conditions of, the class exemptive relief from Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, granted by the U.S. Securities and Exchange Commission on March 2, 2007. In addition, ENEL S.p.A., Enel Energy Europe S.r.L., and their affiliates and agents may enter into agreements (including hedging transactions) with respect to securities of Endesa, S.A. if permitted to do so by the laws and regulations of Spain (including receipt of approval by the Comisión Nacional del Mercado de Valores of any such agreements, if required by such laws and regulations).
This notice may contain forward-looking statements. Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business of ENEL S.p.A., Acciona, S.A. or Endesa, S.A. resulting from and following the proposed transaction. These statements are based on the current expectations of the management of ENEL S.p.A. and Acciona, S.A., and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. ENEL S.p.A. and Acciona, S.A. do not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.
I accept

2) Intro
Enel and Acciona with Endesa, to give more value to energy
On April 11, 2007, ENEL S.p.A. and Acciona, S.A. announced a public takeover bid for Endesa for 100% of the outstanding shares of Endesa, S.A., namely 1,058,752,117 shares of € 1.20 nominal value each.
The Comisión Nacional del Mercado de Valores (“CNMV”) authorized the Spanish tender offer on July 25, 2007.
The tender offer documents for this offer and the additional documentation that accompanies it will be available to the shareholders of Endesa, S.A. from the day following publication of the first of the announcements of this offer at:
a.	the registered offices of Acciona, S.A. at Parque Empresarial de la Moraleja, Avenida de Europa, 18, Alcobendas, Madrid, the registered office of ENEL S.p.A. at viale Regina Margherita, 137, Rome, and the registered offices of Endesa, S.A.at calle Ribera del Loira, 60, Madrid;
b.	the registered offices of the governing companies of the Madrid (Plaza de la Lealtad, 1, Madrid), Barcelona (Paseo de Gracia, 19, Barcelona), Bilbao (calle José María Olávarri, 1, Bilbao) and Valencia (calle Libreros, 2 y 4, Valencia) Stock Exchanges;
c.	the registered office of Enel Viesgo Servicios, S.L. at Plaza Pablo Ruiz Picasso s/n, Edificio Torre Picasso, planta 19, Madrid;
d.	the registered office of Santander Investment, S.A. and Santander Investment Bolsa, S.V., S.A. at Avenida de Cantabria s/n, Ciudad Grupo Santander, 28660 Boadilla del Monte, Madrid;
e.	the offices of Santander Investment S.A. Corredores de Bolsa at Bandera, 140, piso 14, Santiago de Chile;
f.	the registered office of The Bank of New York at 101 Barclay Street, 22 West, New York, NY; and
g.	the registered offices of the New York Stock Exchange at 11 Wall Street — New York, NY, the Santiago stock exchange at La Bolsa 64 — Santiago de Chile, the Bolsa Electrónica at Huérfanos 770 — Santiago de Chile and the Bolsa de Corredores de Valparaíso at Prat 798 - Valparaíso).
Similarly, and within the deadline stated above, the Spanish offer document and additional documentation may be consulted at the public registries of the CNMV at Paseo de la Castellana 15, Madrid, and Paseo de Gracia 19, Barcelona, and, only for the Spanish offer document and form of announcement, on the web page of the CNMV (www.cnmv.es), on the web page of Acciona, S.A. (www.acciona.es), on the web page of ENEL S.p.A. (www.enel.com), on the web page of Endesa, S.A. (www.endesa.es) and on the web page of the Chilean securities exchange commission (SVS”) (www.svs.cl).
In Chile during the aforesaid period, shareholders of Endesa, S.A. may obtain a copy of the offer documents and of the supplementary documentation through the SVS at Av. Libertador Bernardo O’Higgins 1449 — Santiago de Chile.
The acceptance period will take place from July 30 to October 1, 2007. The consideration offered to any accepting shareholder of Endesa, S.A. is 40.16 net euros per share of Endesa, S.A., payable fully in cash.

3) Tender Offer Documents
•	Folleto Informativo (pdf)
•	Announcement Spain (pdf)
•	Tender Offer Document Estados Unidos (pdf)
•	Announcement US (pdf)
•	Announcement Chile (pdf)
•	Others Documents (pdf)
•	Endesa Board of Director’s Report (pdf)
4) Informations and Relevant Facts
•	Press Release
•	Relevants Facts
•	Communications to SEC
5) Links
•	Acciona.es
•	Endesa.es
•	Enel.it
•	CNMV.es
•	CNE.es
•	SEC.gov